27 September 2007

Jill S. Davis
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
United States of America

Dear Ms. Davis,

Thank you for your letter dated 6 September 2007 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 0-20122 and 1-10533).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicised text and have provided our response immediately following each numbered comment.

Operating and Financial Review and Prospects, page 35

Financial Review, page 75

Contractual Cash Obligations, page 76

1.

Item 5.F of the Form 20-F requires that the table of contractual obligations present all long term liabilities reflected on the balance sheet. It does not appear that you have included liabilities related to asset retirement obligations, pension and other post retirement obligations and deferred taxes. Please revise your table to include these items, or tell us why you believe such items are not required to be included within the table.

We understand that the table to be provided under Item 5.F of Form 20-F is required to disclose amounts of payments due under contractual obligations for specified time periods. Obligations relating to provisions for closedown and restoration costs, pensions and other post retirement healthcare and deferred taxes are generally not contractually fixed as to timing and amount. Each of these categories is discussed further below.

Provisions for closedown and restoration costs

Generally, the Group’s provisions for closedown and restoration costs relate to remediation work in the long term and are not fixed as to amount and timing. Only insignificant amounts are currently subject to contractual commitments with providers of services.

The provision for closedown and restoration costs is estimated assuming restoration to the Group’s standards. The ultimate cost to be incurred is uncertain but the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. The majority of close down and restoration expenditure is incurred at the end of the relevant operation.

Pension and other post retirement obligations

The US$770 million provision included in the Group’s 31 December 2006 balance sheet comprises a US$458 million provision for post retirement healthcare and a US$312 million provision for pension plan deficits calculated on an IAS 19 basis. This is discussed in Note 46 to the financial statements.

The level of contributions to pension plans is determined according to the relevant legislation in each jurisdiction in which the Group operates. In some countries there are statutory minimum funding requirements while in others the Group has developed its own policies, sometimes in agreement with the local trustee bodies. The contributions due under these arrangements are not contractual and, furthermore, the size and timing of the contribution will usually depend upon the performance of investment markets. Depending on the country and plan in question the funding level will be monitored quarterly, bi-annually or annually and the contribution amount amended appropriately. Consequently it is not possible to predict with any certainty the amounts that might become payable. The Group’s financial statements do include an estimate of the contributions that will be made in the twelve month period following the balance sheet date: contributions to pension plans totaled US$172 million in 2006 and contributions in 2007 are expected to be around US$8 million higher. Contributions to pension plans relating to future service of employees would be part of the ongoing costs of the business and are not a commitment of the Group at the period end.

The Group makes payments for post retirement healthcare on a ‘pay as you go’ basis. The provision in the balance sheet is the best estimate of the obligation at the balance sheet date but the amount and timing of future payments is not certain.

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Deferred taxation

We agree with the view expressed by the FASB in their consideration of the possible discounting of deferred tax assets and liabilities that the scheduling of deferred tax cash flows is highly uncertain. Payments are not contractual and, for many of the underlying temporary differences, payments will depend on future developments, in particular, the amount of taxable profits which are, to a large extent, dependent on commodity prices. Deferred tax has not, therefore, been included in the contractual obligations table.

Controls and Procedures, page 147

Disclosure Controls and Procedures, page 147

2.

You disclose that your officers have concluded your “…disclosure controls and procedures were effective to provide reasonable assurance that the information it is required to disclose is reported fairly as and when required.” Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Please revise your officer’s conclusion, if true, to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange act.

The Group maintains disclosure controls and procedures as defined in Rule 13a-15(e), and we believe that management’s evaluation and statement, as to the effectiveness of the disclosure controls and procedures, is consistent with the requirements of Rule 13a-15(b). In future filings, we will revise the disclosure to state this more clearly as follows (deletions in ~~striethrough~~; modifications in italics):

The Group maintains disclosure controls and procedures as such term is defined in Exchange Act Rule 13a-15(e). The common management of each of Rio Tinto plc and Rio Tinto Limited, with the participation of their common chief executive and finance director, have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures ~~as of 31 December 2006,~~ pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report and have concluded that these disclosure controls and procedures were effective ~~to provide~~ at a reasonable assurance level ~~that the information it is required to disclose is reported fairly as  and when required~~.

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Note 1 Principal Accounting Policies, page A-7

(c) Sales Revenue, page A-9

3.

Within the second paragraph you disclose that your gross sales revenue shown in the income statement includes your share of the sales revenue of equity accounted units. Please tell us why you believe it is appropriate to include the sales revenue of equity method accounted investments within your gross sales revenue. As part of your response, please include all applicable accounting literature you relied upon in forming your conclusion.

Gross sales revenue is not shown in the Income Statement for our filings with the SEC, and this definition is not, therefore, required. We will not include this disclosure in our future filings.

Note 32 Financial Instruments, page A-41

B) Currency Exposures, page A-45

4.

Footnote (a) to the table of Net Debt by currency of exposure, explains that the underlying currencies of the debt are £15 million and 5 billion yen. Please explain what you mean by “underlying currency” in this footnote. We note your disclosure that indicates the functional currencies of the companies holding the debt and that the net debt is denominated in U.S. dollars. Please further clarify the nature of these arrangements to explain why an underlying currency exists.

In using the term “Underlying currency”, our intent was to identify the currency in which the debt is denominated before taking into account the currency swap. For example, one of the Group’s Australian companies held debt of ¥5 billion. The Group entered into a US dollar currency swap against this ¥5 billion, effectively exposing the Group to movements in the US dollar rather than the Japanese yen.

We will modify the wording in our 2007 Form 20-F, as follows (deletions in ~~strikethrough~~; modifications in italics):

Of the US$746 million of ~~US dollar denominated~~ net debt held in Australian dollar functional currency companies, which is shown as denominated in US dollars, US$46 million ~~has been swapped to~~ relates to debt of ¥5 billion, which is the subject of a currency swap converting the Group’s exposure to US dollars. ~~The underlying currency is 5  billion yen~~. Similarly, of the US$237 million of ~~US dollar denominated~~ net debt held in Canadian dollar functional currency companies, which is shown as denominated in US dollars, US$64 million ~~has been swapped to~~ relates to debts of £15 million and ¥5 billion, which are the subject of currency swaps converting the Group’s exposure to US dollars. ~~The underlying currencies are: £15 million and 5 billion yen~~.

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Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F, and that Rio Tinto may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Yours sincerely,

/s/ Guy Elliott

Guy Elliott

cc:	Mark Wojciechowski (Securities and Exchange Commission) Kevin Stertzel (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)

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